# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARB IOT Group Limited, CIK 0001930179
CUSIP: G0447T118
Title of class of securities: Ordinary Shares, $0.0015 par value
Address of issuer's principal executive offices: Level 39, Marina Bay Financial Centre Tower 2, 10 Marina Boulevard, Singapore (U0), 018983
Date of event which requires filing of this statement: 06/17/2025
Filed by CIK 0002042263
Persons authorized to receive notices and communications: ARB IOT Limited, No. 32-BC-16, Menara Q Sentral, 2A, Jalan Stesen Sentral 2, KL Sentral, Kuala Lumpur, Malaysia (N8), 50470, 012-310 8919

## Reporting persons
- ARB IOT Limited (CIK 0002042263): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) The percentages used herein are calculated based upon 1,765,256 ordinary shares outstanding as of June 23, 2025.
- Nexura Solutions Sdn. Bhd.: type of reporting person: other (OO); citizenship or place of organization: Malaysia (N8); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) The percentages used herein are calculated based upon 1,765,256 ordinary shares outstanding as of June 23, 2025.
- CAHAYA FANTASI SDN BHD: type of reporting person: other (OO); citizenship or place of organization: Malaysia (N8); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) The percentages used herein are calculated based upon 1,765,256 ordinary shares outstanding as of June 23, 2025.
- Norasekein Binti Hassan @ Wari: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: other (OO); sole voting power 83,376; shared voting power 0; sole dispositive power 83,376; shared dispositive power 0; aggregate amount beneficially owned 83,376 (4.7% of the class)
  Comment: (1) The percentages used herein are calculated based upon 1,765,256 ordinary shares outstanding as of June 23, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0015 par value
Name of issuer: ARB IOT Group Limited
Address of issuer's principal executive offices: Level 39, Marina Bay Financial Centre Tower 2, 10 Marina Boulevard, Singapore (U0), 018983
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on November 5, 2024 (together with this Amendment No. 1, the "Schedule 13D"), relating to the ordinary shares, par value $0.0015 per share of ARB IOT Group Limited, an exempted company incorporated in the Cayman Islands. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Amendment No. 1 for the aggregate number and percentage of the ordinary shares beneficially owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Amendment No. 1 for the shares as to which each Reporting Person has the sole or shared voting power and sole or shared dispositive power.
Transactions in the class effected during the past sixty days: On June 9, 2025, ARB IOT Limited distributed the entire shares it held in the Issuer to its sole owner, Nexura Solutions Sdn. Bhd., formerly known as ARB Holdings Sdn Bhd. On June 9, 2025, Nexura Solutions Sdn. Bhd. further distributed such shares of the Issuer to its sole owner, Cahaya Fantasi Sdn Bhd. On June 9, 2025, Cahaya Fantasi Sdn Bhd subsequently declared a distribution of these shares of the Issuer to its six shareholders in proportion to their respective ownership interests in Cahaya Fantasi Sdn Bhd. On June 17, 2025, the six shareholders received their respective portions of these shares of the Issuer. As a result of these distributions, the Reporting Persons, except for Norasekein Binti Hassan @ Wari, no longer beneficially own any of the Issuer's outstanding ordinary shares. Following these distributions, Norasekein Binti Hassan @ Wari only beneficially owns 83,376 ordinary shares of the Issuer, through BIDANG BARAT SDN BHD.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On June 17, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the ordinary shares of the Issuer.

## Signatures
- ARB IOT Limited: /s/ Norasekein Binti Hassan @ Wari, Norasekein Binti Hassan @ Wari/Director (06/23/2025)
- Nexura Solutions Sdn. Bhd.: /s/ Norasekein Binti Hassan @ Wari, Norasekein Binti Hassan @ Wari/Director (06/23/2025)
- CAHAYA FANTASI SDN BHD: /s/ Norasekein Binti Hassan @ Wari, Norasekein Binti Hassan @ Wari/Director (06/23/2025)
- Norasekein Binti Hassan @ Wari: /s/ Norasekein Binti Hassan @ Wari, Norasekein Binti Hassan @ Wari (06/23/2025)